UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Douglas Dynamics, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

25960R105

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.	Names of Reporting Persons Aurora Equity Partners II L.P., a Delaware limited partnership, together with its general partner Aurora Capital Partners II L.P., a Delaware general partnership

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 0%

12.	Type of Reporting Person PN, PN

1.

Names of Reporting Persons
Aurora Overseas Equity Partners II, L.P., a Cayman Islands limited partnership, together with its general partner Aurora Overseas Capital Partners II, L.P., a Cayman Islands limited partnership, together with its general partner Aurora Overseas Advisors II, LDC, a Cayman Islands exempt limited duration company

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 0%

12.	Type of Reporting Person PN, PN, OO

1.	Names of Reporting Persons Aurora Advisors II LLC, a Delaware limited liability company

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 0%

12.	Type of Reporting Person OO

1.	Names of Reporting Persons Gerald L. Parsky

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 0%

12.	Type of Reporting Person IN

1.	Names of Reporting Persons John T. Mapes

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 0%

12.	Type of Reporting Person IN

Item 1(a).	Name of Issuer:

Douglas Dynamics, Inc., a Delaware corporation (“Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

7777 North 73rd Street, Milwaukee, Wisconsin 53223.

Item 2(a).	Name of Person Filing:

This Amendment No. 1 to Schedule 13G (“Amendment No. 1”) is filed jointly by:

(1) Aurora Equity Partners II L.P. (“AEPII”), the general partner of which is ACPII (as defined below).

(2) Aurora Capital Partners II L.P. (“ACPII”), the general partner of which is AAII (as defined below).

(3) Aurora Advisors II LLC (“AAII”), for which Messrs. Gerald Parsky and John T. Mapes are the sole voting members.

(4) Aurora Overseas Equity Partners II, L.P. (“AOEPII”), the general partner of which is AOCPII (as defined below).

(5) Aurora Overseas Capital Partners II, L.P. (“AOCPII”), the general partner of which is AOAII (as defined below).

(6) Aurora Overseas Advisors II, LDC (“AOAII”), which is controlled by AAII.

(7) Gerald L. Parsky (“Parsky”), who in various capacities related to the Aurora Partnerships (as defined below), including as a co-voting member of AAII, may be deemed to share beneficial ownership of the Common Stock of the Issuer beneficially owned by the Aurora Partnerships.

(8) John T. Mapes (“Mapes”), who in various capacities related to the Aurora Partnerships, including as a co-voting member of AAII, may be deemed to share beneficial ownership of the Common Stock of the Issuer beneficially owned by the Aurora Partnerships.

For purposes of this Amendment No. 1, the “Aurora Partnerships” collectively refer to AEPII, ACPII, AAII, AOEPII, AOCPII, AOAII, and the “Aurora Entities” collectively refer to AEPII and AOEPII.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of each of AEPII, ACPII, AAII and Messrs. Parsky and Mapes is 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024. The principal business address of each of AOEPII, AOCPII and AOAII is West Wind Building, P.O. Box 1111, Georgetown, Grand Cayman, Cayman Islands, B.W.I.

Item 2(c).	Citizenship:

(1) AEPII is a Delaware limited partnership.

(2) ACPII is a Delaware limited partnership.

(3) AAII is a Delaware limited liability company.

(4) AOEPII is a Cayman Islands exempted limited partnership.

(5) AOCPII is a Cayman Islands exempted limited partnership.

	(6)	AOAII is a Cayman Islands exempted limited duration company.

	(7)	Mr. Gerald L. Parsky is a United States citizen.

	(8)	Mr. John T. Mapes is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (“Common Stock”).

Item 2(e).	CUSIP Number:

25960R105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	x	Not Applicable.

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F).

(g) ☐ A parent holding company or control person in accordance with § 240.13d- 1(b)(1)(ii)(G).

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

The following information is provided as of December 31, 2011.

(a) Amount beneficially owned:

(i) AEPII: 0 shares of Common Stock

(ii) ACPII: 0 shares of Common Stock

(iii) AAII: 0 shares of Common Stock

(iv) AOEPII: 0 shares of Common Stock

(v) AOCPII: 0 shares of Common Stock

(vi) AOAII: 0 shares of Common Stock

(vii) Parsky: 0 shares of Common Stock

(viii) Mapes: 0 shares of Common Stock

(b) Percent of Class:

(i) AEPII: 0%

(ii) ACPII: 0%

(iii) AAII: 0%

(iv) AOEPII: 0%

(v) AOCPII: 0%

(vi) AOAII: 0%

(vii) Parsky: 0%

(viii) Mapes: 0%

(c) Number of shares as to which such person has:

Sole power to vote or direct the vote:

(i) AEPII: 0 shares of Common Stock

(ii) ACPII: 0 shares of Common Stock

(iii) AAII: 0 shares of Common Stock

(iv) AOEPII: 0 shares of Common Stock

(v) AOCPII: 0 shares of Common Stock

(vi) AOAII: 0 shares of Common Stock

(vii) Parsky: 0 shares of Common Stock

(viii) Mapes: 0 shares of Common Stock

Shared power to vote or direct the vote:

(i) AEPII: 0 shares of Common Stock

(ii) ACPII: 0 shares of Common Stock

(iii) AAII: 0 shares of Common Stock

(iv) AOEPII: 0 shares of Common Stock

(v) AOCPII: 0 shares of Common Stock

(vi) AOAII: 0 shares of Common Stock

(vii) Parsky: 0 shares of Common stock

(viii) Mapes: 0 shares of Common Stock

Sole power to dispose or direct the disposition of:

(i) AEPII: 0 shares of Common Stock

(ii) ACPII: 0 shares of Common Stock

(iii) AAII: 0 shares of Common Stock

(iv) AOEPII: 0 shares of Common Stock

(v) AOCPII: 0 shares of Common Stock

(vi) AOAII: 0 shares of Common Stock

(vii) Parsky: 0 shares of Common Stock

(viii) Mapes: 0 shares of Common Stock

Shared power to dispose or direct the disposition of:

(i) AEPII: 0 shares of Common Stock

(ii) ACPII: 0 shares of Common Stock

(iii) AAII: 0 shares of Common Stock

(iv) AOEPII: 0 shares of Common Stock

(v) AOCPII: 0 shares of Common Stock

(vi) AOAII: 0 shares of Common Stock

(vii) Parsky: 0 shares of Common Stock

(viii) Mapes: 0 shares of Common Stock

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Consistent with Item 2 of the cover page for each Reporting Person above, each Reporting Person neither affirms nor confirms the existence of a group among them.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

AURORA EQUITY PARTNERS II L.P.

By:	Aurora Capital Partners II L.P.,
its general partner

By:	Aurora Advisors II LLC,
its general partner

By:	/s/ Timothy J. Hart	February 14, 2012
Name:	Timothy J. Hart
Title:	Vice President, Secretary and General Counsel

AURORA OVERSEAS EQUITY PARTNERS II, L.P.

By:	Aurora Overseas Capital Partners II, L.P.,
its general partner

By:	Aurora Overseas Advisors II, LDC,
its general partner

By:	/s/ Timothy J. Hart	February 14, 2012
Name:	Timothy J. Hart
Title:	Vice President, Secretary and General Counsel

AURORA CAPITAL PARTNERS II L.P.

By:	Aurora Advisors II LLC,
its general partner

By:	/s/ Timothy J. Hart	February 14, 2012
Name:	Timothy J. Hart
Title:	Vice President, Secretary and General Counsel

AURORA OVERSEAS CAPITAL PARTNERS II, L.P.

By:	Aurora Overseas Advisors II, LDC,
its general partner

By:	Timothy J. Hart	February 14, 2012
Name:	Timothy J. Hart
Title:	Vice President, Secretary and General Counsel

AURORA ADVISORS II LLC

By:	/s/ Timothy J. Hart	February 14, 2012
Name:	Timothy J. Hart
Title:	Vice President, Secretary and General Counsel

AURORA OVERSEAS ADVISORS II, LDC

By:	/s/ Timothy J. Hart	February 14, 2012
Name:	Timothy J. Hart
Title:	Vice President, Secretary and General Counsel

By:	/s/ Gerald L. Parsky	February 14, 2012
GERALD L. PARSKY

By:	/s/ John T. Mapes	February 14, 2012
JOHN T. MAPES